[LOGO]  Koor Industries Ltd.
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                                                         Office of Legal Counsel
                                                               21 Ha'arba'ah st.
                                                                  Tel-Avid 64739
                                                                          Israel
                                                              Tel.:972-3-6238420
                                                               Fax:972-3-6238425

                                                                   20 March 2003



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The Securities Authority          The Tel Aviv Stock Exchange        The Registrar of Companies
22 Kanfei Nesharim St.            54 Ahad Ha'am St.                  97 Yafo St.
Jerusalem 95464                   Tel Aviv 65202                     Jerusalem 91007
Fax: 02-6513940                   Fax: 03-5105379
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Dear Sirs,

Re:   Immediate Report (No. 2/2003)
      Koor Industries Ltd. (Company No. 52-001414-3)
      ----------------------------------------------

Koor Industries Ltd. (hereinafter: "Koor" or "The Company") hereby announces as follows:

1. Today in the afternoon hours, the Company has published in the United States a press release regarding the following matter:

     o Avner Raz, Chief Executive Officer of the Elisra Defense Group, announces his resignation

2.   Attached please find the press release.



                                     Yours Sincerely,


                                     Shlomo Heller, Adv.
                                        Legal Counsel

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        Koor Industries Ltd.
        Platinum House
        21 Ha'arba'ah Street
[LOGO]  Tel Avid, Israel 64739
        Tel. 972.3.623.8333
        Fax. 972.3.623.8334
        www.koor.com


KOOR INDUSTRIES LTD. ANNOUNCES THE RESIGNATION OF AVNER RAZ, CHIEF EXECUTIVE OFFICER OF THE ELISRA DEFENSE GROUP

TEL AVIV, Israel - March 20, 2003 - Koor Industries (NYSE:KOR), a leading Israeli investment holding company, announced today that Mr. Avner Raz, Chief Executive Officer of the Elisra Defense Group, has decided to resign from the position, after nine years with the company. Danny Biran, President of Koor Industries, and Chairman of the Elisra Defense Group, will take over the role as active chairman and CEO.

The Elisra Defense Group, of which Koor holds 70%, and IAI Elta Systems Ltd. holds 30%, incorporates Koor's former defense holdings. The Group includes Elisra Electronic Systems, a leader in the planning, development and manufacturing of Electronic Warfare self-protection suites; Tadiran Electronic Systems, a specialist in Ground Command, Control and Communication Systems
(C4I); and Tadiran Spectralink, a specialist in the development and manufacturing of advanced wireless communication systems. The Elisra Group is also the controlling shareholder of BVR Systems (NASDAQ OTC: BVRSF).

Danny Biran, President of Koor Industries and Chairman of Elisra said: "Mr. Raz has had an important contribution over the years to the growth of Elisra". "We accept his resignation, and wish him the best of success in his future endeavors".

About Koor

Koor Industries is a leading investment holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL) and Telrad Networks; in agrochemicals through Makhteshim Agan Industries (TASE:
MAIN.TA); and in defense electronics through the Elisra Defense Group; and in promising start-ups in the fields of telecommunication and life sciences through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's ordinary shares are traded on the Tel Aviv Stock Exchange (TASE: KOR.TA).

For further information, please contact:
Yuval  Yanai - Senior Vice President and CFO
Koor Industries Ltd.
Tel. +9723 6238 310
Fax. +9723 6238 313
www.koor.com
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Forward  looking  statements  in this  release  involve  a number  of risks  and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.